November 16, 2018

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotherly Hotels Inc.

Sotherly Hotels LP

Form 10-K for the fiscal year ended December 31, 2017

Filed March 16, 2018

File No. 001-32379 (Inc.)

File No. 001-36091 (LP)

Form 8-K

Filed November 6, 2018

To Whom It May Concern:

In connection with the above-captioned Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”) of Sotherly Hotels Inc. and Sotherly Hotels LP (together, the “Company”, “we”, “us” and “our”), we set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated November 7, 2018 (the “Comment Letter”), relating to the Form 8-K.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the Form 8-K.

Form 8-K filed November 6, 2018

Exhibit 99.1, page 1

1.

We note your presentation of guidance ranges for 2018. Given the lack of quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the omission of quantitative reconciliation between the GAAP and non-GAAP information pursuant to Item 10(e)(1)(i)(A) of Regulation S-K was inadvertent. Corrected guidance, to comply with Comment #3 below, as well as the reconciliations are attached hereto as Exhibit A.

In its future Form 8-K reports where guidance is included, the Company will provide the reconciliation for non-GAAP guidance ranges pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

2.

In arriving at Funds from operations, you start with Net income available to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title “Funds from operations” to the more appropriate “Funds from operations attributable to common stockholders”.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will comply in all future filings.

3.

We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA and have titles that are distinguished from “EBITDA”, such as “Adjusted EBITDA”. Reference is made to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will comply in all future filings.

*    *    *

If you have any questions or comments regarding the foregoing, please contact the undersigned by phone at (757) 229-5648, by facsimile transmission at 757-564-8801 or by e-mail at tonydomalski@sotherlyhotels.com.

Very truly yours,

/s/ Anthony E. Domalski

Anthony E. Domalski

Chief Financial Officer

cc:	Andrew M. Sims

David R. Folsom

Sotherly Hotels Inc.

Sotherly Hotels LP

Thomas J. Egan, Jr., Esq.

Baker & McKenzie LLP

EXHIBIT A

	Prior 2018 Guidance		Revised 2018 Guidance
	Low Range	High Range	Low Range	High Range
Total revenue	172,308	175,187	175,702	178,103
Net loss	(1,397)	(931)	(2,166)	(1,754)
Net loss attributable to common stockholders and unitholders	(7,177)	(6,711)	(7,995)	(7,583)
EBITDA	42,353	42,934	41,223	41,795
Hotel EBITDA	47,498	48,179	47,023	47,695
FFO available to common stockholders and unitholders	15,259	15,725	14,441	14,853
Adjusted FFO available to common stockholders and unitholders	15,874	16,490	15,444	16,056
Net loss per share attributable to the common stockholders	$(0.47)	$(0.44)	$(0.52)	$(0.50)
FFO per share and unit	1.00	1.03	0.94	0.97
Adjusted FFO per share and unit	1.04	1.08	1.01	1.05
RevPAR	104.74	105.59	103.44	104.27
Hotel EBITDA margin	27.5%	27.6%	26.8%	26.8%

Reconciliation of Outlook of Net Loss to EBITDA and Hotel EBITDA

	Prior 2018 Guidance		Revised 2018 Guidance
	Low Range	High Range	Low Range	High Range
Net loss	(1,397)	(931)	(2,166)	(1,754)
Interest expense	19,354	19,309	19,285	19,225
Interest income	265	300	340	360
Income tax (benefit) provision	800	925	425	625
Depreciation and amortization	23,331	23,331	23,339	23,339

EBITDA	42,353	42,934	41,223	41,795
Loss on early extinguishment of debt	40	40	753	753
(Gain) loss on disposal of assets	4	4	(4)	(4)
Gain on involuntary conversion of assets	(899)	(899)	(899)	(899)
Corporate general and administrative	6,000	6,100	5,950	6,050

Hotel EBITDA	47,498	48,179	47,023	47,695

Reconciliation of Outlook of Net Loss to FFO and Adjusted FFO

	Prior 2018 Guidance		Revised 2018 Guidance
	Low Range	High Range	Low Range	High Range
Net loss	(1,397)	(931)	(2,166)	(1,754)
Depreciation and amortization	23,331	23,331	23,339	23,339
(Gain) loss on disposal of assets	4	4	(4)	(4)
Gain on involuntary conversion of assets	(899)	(899)	(899)	(899)

FFO	21,039	21,505	20,270	20,682
Distributions to preferred stockholders	(5,780)	(5,780)	(5,829)	(5,829)

FFO available to common stockholders and unitholders	15,259	15,725	14,441	14,853
(Increase) decrease in deferred income taxes	575	725	250	450
Loss on early extinguishment of debt	40	40	753	753

Adjusted FFO available to common stockholders and unitholders	15,874	16,490	15,444	16,056